Exhibit 99.1

InterCure Announces Record Breaking First Quarter Revenues with 22% growth YOY

Achieved record revenues of $40 million for the first quarter

Annualized revenue run rate of $159 million

Adjusted EBITDA(1) of $6 Million

Strong balance sheet with over $45 million cash and Net current assets of over $72 million

NEW YORK, TORONTO, and HERZLIYA, Israel – May 15, 2023 – InterCure Ltd. Canndoc (“InterCure” or the “Company”) is pleased to announce its financial and operating results for the first quarter ended March 31, 2023.

All amounts are expressed in New Israeli Shekels (NIS) or Canadian dollars ($), unless otherwise noted.

First Quarter 2023 Key Financial & Operating Highlights

●	Quarterly revenue of $40 million (NIS 106 million), representing 22% growth YoY and up 1% sequentially compared to the prior quarter.

●	Annualized Revenue Run Rate of $159 million (NIS 425 million).

●	Increased our leadership market share due to solid demand for Canndoc’s branded products.

●	Revenue growth expected to continue through out 2023.

●	Gross profit of $13 million (NIS 35 million), gross margin of 33% compared to 41% (YoY) as a result of market conditions. During the quarter, financially struggling companies and companies exiting the market continue to liquidise low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products, while the prices for our top selling high quality products remained stable. In addition, none of our 7 in-process pharmacies received license to dispense medical cannabis mainly due to police personal shortage, we expect all 7 pharmacies which are still in-process will be licensed by year end.

●	Adjusted EBITDA for the first quarter was $6 million (NIS 16 million).

●	Cash and restricted cash (consolidated) at quarter end of $45 million (NIS 120 million) and Net current assets of over $72 million. As interest rate environment is changing, we are constantly revising our financing structure. During the first quarter of 2023 we voluntarily repayed loans of $24 million (NIS 64 million). In addition to the cash position we have unutilized credit lines and financial assets of over $41 million (NIS 110 million).

●	Expansion of our trade houses operations positioning Pharmazone as the biggest medical cannabis dedicated trade house in Israel.

●	Announced the termination of the Better acquisition agreement, which has led us subsequently to file a lawsuit to recover the funds loaned in connection with the merger agreement.

●	Successfully completed export of our GMP products to Intercure’s EU hub, preparing for commercial launches of our products in UK and Germany.

Subsequent Quarter 2023 Highlights

●	Signed an initial collaboration agreement with legendary boxer, entrepreneur and cannabis advocate Mike Tyson’s premium cannabis brand. The partnership will grant an exclusive distribution license to cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON 2.0 in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland. InterCure will also have the right to use the name, the marks and the TYSON 2.0 intellectual property in these territories.

“I am proud of our team delivering another consecutive quarter of record revenues with strong operating performance demonstrating our leadership position,” said InterCure CEO Alexander Rabinovich, adding, “We continued to execute on our international expansion plans building our footprint organically and exploring strategic acquisitions in key markets, to meet the solid demand for our high-quality branded products. We expect 2023 to be another millstone year for Intercure, solidifying our leadership position in the pharmaceutical cannabis market.”

(1)Means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

Key Q1 2023 Financial Highlights – Cannabis Sector

(In thousands NIS)

	Q1 2023	Q1 2022
Revenues	106,175	87,229
Gross Profit (1)	35,123	35,857
Adjusted EBITDA (2)	15,806	21,298

	Q1-23	Q4-22	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21
Revenues	106,175	105,606	100,572	95,277	87,229	79,701	61,695
Gross Profit (1)	35,123	37,484	44,074	41,542	35,857	36,613	24,682
GP Margin	33%	35%	44%	44%	41%	46%	40%
Adjusted EBITDA(2)	15,806	18,527	22,187	22,113	21,298	21,091	14,041
Adjusted EBITDA(2) Margin	15%	18%	22%	23%	24%	26%	23%

Notes

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

	For the 3-months ended on March 31
	2023	2022
Revenues	106,175	87,229
Gross profit before effect of fair value	35,123	35,857
Gross profit after effect of fair value	34,327	39,384
Research and development expenses	(157)	(162)
General and administrative expenses	(11,210)	(8,308)
Share based payments	(1,409)	(851)
Marketing and selling expenses	(13,570)	(9,830)
Impairment gains and (losses) on financial assets through profit or loss	4	(50)
Other income (expenses), net	(2,038)	(195)
Consolidated operating profit	5,947	19,988
Comprehensive income	92	14,699
Interest / Financing expenses (income) net	4,173	581
Tax expenses	1,682	4,708
Depreciation and amortization	2,925	2,354
EBITDA	8,872	22,342
Share-based payment expenses	1,409	851
Other expenses (income), net	2,038	195
Impairment losses and (gains) on financial assets through profit and loss	(4)	50
Fair value adjustment to inventory	796	(3,527)
Adjusted EBITDA	13,111	19,911
Basic earnings (loss) per share	0.005	0.38
Diluted earnings per share	0.005	0.36

Consolidated Financial Statements and Management’s Discussion and Analysis

The publication of InterCure’s audited financial statements and accompanying notes for the quarter ended March 31, 2023 and related management’s discussion and analysis of financial condition and results of operations and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co/.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in InterCure’s MD&A for the period under the heading “Results of Operation”, available under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the success of its global expansion plans, , its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic and the war in Ukraine, macro economic factors (including inflation) and uncertainty created as a result of the socio-political situation in Israel. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on May 1, 2023. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Due to the participation of the Company’s executives at the Cowen-CMS European Cannabis Conference in Berlin, the Company will not hold an earnings call. Investors and company representatives are welcome to schedule a meeting.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

Amos@intercure.co